SONIC HEALTHCARE
LIMITED

RECEIVED

2008 JUL -8 A 1:

Exemption File Number ~~82-35730~~ 82-35730

Friday, 4 July 2008

Office of International Corporate Finance
Mail Stop 3 - 9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Sonic Healthcare Limited - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

Sonic Healthcare Limited, a public company incorporated in Australia ("Sonic Healthcare"), hereby furnishes this letter, with exhibits hereto, to the Securities and Exchange Commission (the "Commission"), in order to maintain its exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act") afforded to foreign private issuers by Rule 2g3 - 2(b) thereunder.

Set forth on Schedule I attached hereto is a list furnished pursuant to Rule 12g3 - 2(b) (1) (iii) under the Exchange Act of the information that, during the months of May and June 2008, Sonic Healthcare Limited:

(i) has made public pursuant to the laws of Australia;

(ii) has filed with the Australian Stock Exchange and which was made public by the Australian Stock Exchange; or

PROCESSED
JUL 08 2008 SA
THOMSON REUTERS

(iii) has distributed to the holders of its securities.

Pursuant to Rule 12g3 - 2(b) (iii) under the Exchange Act, Sonic Healthcare is enclosing one copy of each of the documents listed on Schedule I.

This information is being furnished on behalf of Sonic Healthcare under paragraph (b) (iii) of Rule 12g3 - 2(b), with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that Sonic Healthcare is subject to the Exchange Act.

Yours faithfully

08003612

Paul Alexander
Company Secretary

7/8

Enclosures

Schedule I

TABLE OF CONTENTS

NOTIFICATIONS TO THE AUSTRALIAN SECURITIES AND INVESTMENT COMMISSION

DATE	DOCUMENT
	Nil

ANNOUNCEMENTS TO THE AUSTRALIAN STOCK EXCHANGE

DATE	ANNOUNCEMENT
07/04/2008	Announcement re NHS Tender Update
07/02/2008	Announcement re Swiss Acquisition and Settlement of Labor 28 Acquisition
06/30/2008	Announcement re Acquisition of Clinical Laboratories of Hawaii
06/16/2008	Announcement re Acquisition of GLP Medical Group in Hamburg, Germany
06/02/2008	Notice of Proposed Issue of Securities
06/02/2008	Announcement re Acquisition of Labor 28 Group in Berlin, Germany

SONIC HEALTHCARE LIMITED

RECEIVED

2008 JUL -8 A 1:49

4 July 2008

SONIC HEALTHCARE / THE DOCTORS LABORATORY
UK TENDER FOR PATHOLOGY SERVICES

As flagged in Sonic's announcement dated 10 April 2008, the Bedford Hospital NHS Trust, East & North Hertfordshire NHS Trust and West Hertfordshire Hospitals NHS Trusts tender required further discussions with a number of parties. Those discussions have revealed a technical issue associated with the particular framework for NHS staff employment, as proposed by the tender. As a result, the Tender Project Board has been forced to conclude the current tender process. Alternative employment models, as used in other completed NHS tenders, would require the re-tendering of this contract.

The Doctors Laboratory and Sonic Healthcare will continue to work closely with NHS entities, in the best interests of all stakeholders.

For further information contact:

Mr. Paul Alexander
Company Secretary /
Group Financial Controller
Sonic Healthcare Limited

Telephone +61 2 9855 5404
Facsimile: +61 2 9878 5066
Email: pjalex@ozemail.com.au

or

Dr. Colin Goldschmidt
CEO and Managing Director
Sonic Healthcare Limited

Telephone: +61 2 9855 5333
Facsimile: +61 2 9878 5066
Email: colgold@msn.com.au

SONIC HEALTHCARE LIMITED

2 July 2008

SECOND SWISS ACQUISITION

SETTLEMENT OF LABOR 28 ACQUISITION

Sonic Healthcare Limited ("Sonic", SHL.AX) is pleased to announce its second acquisition in Switzerland, the Laboratory Prof. Krech Group, with operations in Zurich and Kreuzlingen. The group has annualised revenues of circa CHF 5 million and employs approximately 40 staff. Prof Krech and his team have built an outstanding reputation for quality and service in the German-speaking region of Switzerland. The group offers a full range of laboratory services to general practitioners and specialists, including in-house courier operations. Synergies with Medica Group, Sonic's existing Swiss laboratory business, are expected to be substantial.

Prof. Thomas Krech, founder and CEO, will oversee the planned integration with Medica together with Dr. Franz Kaeppeli, CEO of Medica. Prof. Krech will continue to work for Sonic's Swiss operations in a senior leadership position.

Furthermore, Sonic announces that it has completed the transaction to acquire 100% of the Labor 28 Group in Berlin, Germany, referred to in our release to the market dated 2 June 2008.

For further information regarding this announcement please contact:

Dr. Colin Goldschmidt
CEO and Managing Director,
Sonic Healthcare Limited

Telephone +61 2 9855 5333
Facsimile: +61 2 9878 5066
Email: colgold@msn.com.au

or

Mr. Paul Alexander
Company Secretary,
Sonic Healthcare Limited

+61 2 9855 5404
+61 2 9878 5066
pjalex@ozemail.com.au

SONIC HEALTHCARE LIMITED

RECEIVED

2008 JUL -9 A 1:

30 June 2008

SONIC HEALTHCARE TO ACQUIRE CLINICAL LABORATORIES OF HAWAII

Sonic Healthcare Limited ("Sonic") (SHL.AX) is pleased to announce that it has signed agreements to acquire 100% of Clinical Laboratories of Hawaii and its associated anatomical pathology practice, Pan Pacific Pathologists (together, "CLH").

Founded in 1971 by Dr. Moon Park, CLH is Hawaii's leading medical laboratory provider with over 70 locations statewide and more than 900 professional, technical, and support personnel offering expert analytical and clinical services in every laboratory discipline. CLH has prospective annual revenues of over US$110 Million.

The (debt free) purchase price for CLH of US$121 Million equates to a prospective EBITDA (post synergies) multiple of approximately 6.2 times, after allowing for the net present value of tax deductions for goodwill amortisation over 15 years of ~US$19 Million. US$3 Million of the purchase price is subject to earn-out arrangements. The acquisition will be funded in US dollars from Sonic's existing syndicated senior debt facility and will be immediately earnings per share accretive.

Settlement of the transaction is expected by September 2008, conditional upon US anti-trust approval and other statutory notifications to the State of Hawaii.

Sonic Healthcare's CEO and Managing Director, Dr. Colin Goldschmidt said: "The acquisition of Clinical Laboratories of Hawaii further expands Sonic's footprint in the US laboratory market place, and offers synergies with our existing operations in terms of purchasing, esoteric testing and sharing of best practice systems and laboratory protocols. CLH is a high quality laboratory with a stable growth profile, sound financial performance and with culture and values very similar to those of Sonic. Dr. Park, his executive team and staff have demonstrated outstanding performance over the years and we are delighted to partner with such a dedicated team, all of whom I wish to warmly welcome to the Sonic Healthcare group."

Dr. Park will stay on as a consultant with CLH and the current CEO, Ms. Alyssa Park, will remain in place. CLH will join the Sonic Healthcare USA management structure as a new division within the US "federation" of laboratories.

CLH has consistently grown market share through hospital laboratory service agreements and continued expansion into the outreach market. This combination provides continuity of service to doctors and patients, in both the in-patient hospital setting and the out-patient ambulatory care market. With well-established infrastructure on each of the Hawaiian islands, CLH is positioned for continued incremental growth.

For further information regarding this announcement, please contact:

Dr Colin Goldschmidt
CEO and Managing Director
Sonic Healthcare

Telephone: +61 2 9855 5333

Email: colgold@msn.com.au

Paul Alexander
Company Secretary
Sonic Healthcare

Telephone: +61 2 9855 5404
Mobile: +61 418 206 251
Email: pjalex@ozemail.com.au

16 June 2008

**SONIC HEALTHCARE TO ACQUIRE THE
GLP MEDICAL GROUP IN HAMBURG, GERMANY**

Sonic Healthcare Limited ("Sonic", SHL.AX) is pleased to announce that it has signed an agreement to acquire 100% of the GLP Medical Group ("GLP Medical") based in Hamburg, Germany.

Also known as "Labor Dr von Froreich & Kollegen", the company is based in the city of Hamburg and is one of the most reputable, regional full-service laboratories in Germany. Founded more than 30 years ago by Dr André von Froreich, GLP Medical is well regarded for the high-quality service it offers its customers, as well as its outstanding technical innovation. Dr von Froreich will continue to lead the group together with his senior executive group comprising Marie-Christine von Schrenck, Dr Johannes Ungeheuer and a dedicated team of doctors and other managers. GLP Medical employs approximately 250 staff, as well as casual and part-time courier drivers, and operates from a single, highly automated, state-of-the-art laboratory facility which has significant capacity reserves. Expected EBITDA for the 2008/9 financial year amounts to approximately EUR 3.5M.

The purchase price for GLP Medical is based on a prospective EBITDA multiple of approximately 8.6 times, excluding synergies. Significant overlap exists between GLP Medical and the operations of Sonic's national laboratories, Bioscientia Healthcare and the Schottdorf group, both of which operate full-service laboratories in Hamburg. The acquisition will be immediately earnings per share accretive and will be funded in Euros from Sonic's existing syndicated senior debt facility. Settlement is conditional upon German anti-trust approval as well as customary legal restructuring which are expected to be completed by August/September 2008.

As part of the transaction, Sonic will make two minority investments in GLP Systems GmbH and GLP Networks AG, which develop solutions for laboratory automation and medical software communication platforms respectively. The majority ownership in these entities will continue to be held by Dr von Froreich and his family.

Sonic Healthcare's CEO and Managing Director Dr Colin Goldschmidt said: "The partnership with GLP Medical Group represents an exciting development for Sonic in Europe. The service delivery and quality standards of the GLP team of staff are outstanding and the laboratory itself makes use of a number of unique technical innovations that may provide benefits to Sonic's laboratory operations world-wide. The investments in GLP Systems and GLP Networks will foster Sonic's competitive advantage through access to cutting edge technology and know-how developed in-house at GLP Medical. With significant potential for synergy in an important metropolitan region of Germany, this acquisition further enhances our expanding laboratory platform in Germany and in Europe. We are proud to partner with Dr von Froreich and his team and I would like to take this opportunity to warmly welcome all staff of GLP Medical Group to Sonic Healthcare."

For further information regarding this announcement please contact:

Mr. Paul Alexander	Telephone:	+61 2 9855 5404
Company Secretary,	Facsimile:	+61 2 9878 5066
Sonic Healthcare Limited	Email:	pjalex@ozemail.com.au

RECEIVED

2008 JUL -9 A 1:43

SONIC HEALTHCARE LIMITED

2 June 2008

The Company Announcements Office
Australian Stock Exchange Limited
10th Floor, 20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

Notice of proposed issue of securities

I refer to Listing Rule 3.10.3 in relation to the obligation to advise of an intention to issue securities. Sonic Healthcare Limited ("Sonic") (SHL.AX) advises that conditional on the settlement of the Labor 28 acquisition (see separate announcement today) it will issue the following securities:

- **Class of security to be issued** – options over ordinary shares;

- **Number of securities to be issued** – 500,000;

- **Principle terms of the securities to be issued–**

Proportion of Options Exercisable	Vesting Period
up to 50%	From 30 months up to 42 months after the date of grant
up to 75%	From 42 months up to 54 months after the date of grant
up to 100%	From 54 months after the date of grant until the expiry date
Expiry date	58 months after the date of grant

The shares issued on exercise will rank equally with ordinary shares;

- **Exercise Price** – the amount required to be paid on exercise pursuant to the terms of each option is $13.30;

- **The purpose of the issue** – to satisfy obligations incurred by Sonic Healthcare on the acquisition of the Labor 28 business pursuant to agreements with the seller of that business;

- **Whether shareholder approval is required** – No
- **Whether the issue will be to a class of security holder** – No

An application for listing of all shares allotted will be made to the ASX at the relevant time.

Yours sincerely

Paul Alexander
Company Secretary

SONIC HEALTHCARE LIMITED

2 June 2008

SONIC HEALTHCARE TO ACQUIRE THE LABOR 28 GROUP IN BERLIN, GERMANY

Sonic Healthcare Limited ("Sonic", SHL.AX) is pleased to announce that it has signed an agreement to acquire 100% of the Labor 28 Group ("Labor 28") based in Berlin, Germany.

Labor 28 is one of the largest laboratory groups in the Berlin area and has a strong reputation for quality, service excellence and financial efficiency. Labor 28 provides laboratory services within the Berlin metropolitan area, as well as in surrounding states. The company was founded in 1978 by Mr. Rolf Koenig who has built a strong management team and successfully grown the laboratory to its current size and market position. The group employs approximately 200 staff and is expected to achieve an EBITDA of over EUR 8 million for the 2008/9 financial year. Labor 28's senior management team and Medical Board will continue to lead the business post acquisition.

From its location in central Berlin, Labor 28 offers a broad range of tests to general practitioners, specialists, hospitals and other customers. Both of Sonic's national laboratories – Bioscientia Healthcare and the Schottdorf group – have significant presence in the Berlin market, including laboratories and courier networks.

The purchase price for Labor 28 is based on a prospective EBITDA multiple of approximately 8.8 times, excluding synergies. The acquisition will be immediately earnings per share accretive and will be funded in Euros from Sonic's existing syndicated senior debt facility. Settlement is conditional upon German anti-trust approval and is expected to occur in July 2008.

Sonic Healthcare's CEO and Managing Director Dr Colin Goldschmidt said: "The acquisition of Labor 28 represents an important step forward in Sonic's German and European strategy. As a highly synergistic addition to our successful German businesses, Labor 28 adds further critical mass and strategic value in the important and populous Berlin region. We are proud to form an association with a laboratory operation of such high standing and I am confident that Labor 28 and its people will integrate well into Sonic's world-wide federation of laboratories. I take this opportunity to warmly welcome all Labor 28 staff to the Sonic Healthcare group."

For further information regarding this announcement please contact:

Dr. Colin Goldschmidt	or	**Mr. Chris Wilks**
CEO and Managing Director,		Finance Director,
Sonic Healthcare Limited		Sonic Healthcare Limited
Telephone +61 2 9855 5333		+61 2 9855 5404
Facsimile: +61 2 9878 5066		+61 2 9878 5066
Email: colgold@msn.com.au		cdwilks@bigpond.com

END